UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Disposal of Treasury Shares

On February 3, 2021, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): February 2, 2021 (Please refer to the current report on Form 6-K furnished by the Company on February 2, 2021.)

2.	Date of Disposal: February 3, 2021

3.	Details of Disposal

(1)	Number and type of shares: 120,990 common shares

(2)	Aggregate disposal price : Won 29,642,550,000

(3)	Average disposal price per share : Won 245,000 (based on the market closing price on the date of the disposal)

(4)	Recipients of shares: Officers and employees of the Company

(5)	Investment brokerage agent: Hana Financial Investment Co., Ltd.

4.	Discrepancy with the Initial Report

The actual number of disposed shares was 120,990 common shares, compared to 123,090 common shares that were estimated to be subject to disposal as set forth in the Initial Report. Such discrepancy reflected the actual number of treasury shares that were required to be paid out as bonus to the recipients based on the market price of the Company’s common shares on the date of disposal.

5.	Treasury Shares Held after the Disposal (as of February 8, 2021)

(units: in millions of Korean Won or percentages)

Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	7,488,273	9.27	1,670,014	2,097,295	2.60	500,000	9,585,568	11.87	2,170,014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Joong Suk Oh (Signature) Name: Joong Suk Oh Title: Senior Vice President

Date: February 8, 2021

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